UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 2 November, 2010

ASX & MEDIA RELEASE
2 NOVEMBER, 2010

NOVOGEN APPOINTS NEW DIRECTOR

Sydney, Australia - Pharmaceutical development company, Novogen Limited (ASX: NRT, NASDAQ: NVGN), has appointed a new Director.

Mr Peter Scutt, an Australian based corporate advisor, joins the Board immediately.

Mr Scutt is currently a consultant to specialist corporate advisory and investment house, Spark Capital.  He brings broad investment and corporate finance experience to Novogen through his past positions at Texel Capital and BT Venture Partners.  His early career was highlighted by senior positions at Bankers Trust Co both in Australia and New York.

Novogen Chairman, Mr Bill Rueckert said, “We are very pleased that Peter has joined the Board of Novogen.   As we continue to structure and explore opportunities for the Company, Peter’s experience and expertise will be invaluable.  We look forward to his participation in our activities.”

About Novogen

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen has a consumer healthcare business, provides research and development services to its 71.3 per cent owned subsidiary, Marshall Edwards, Inc., in relation to oncology therapeutics and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.